Filed by: The Interpublic Group of Companies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Interpublic Group of Companies, Inc.

SEC File No.: 001-06686

The following is the transcript of an Omnicom Group Inc. and The Interpublic Group of Companies, Inc. joint investor presentation on December 9, 2024.

CORPORATE SPEAKERS:

Gregory Lundberg

Omnicom Group Inc.; Investor Relations

John Wren

Omnicom Group Inc.; Chairman, Chief Executive Officer

Philippe Krakowsky

Interpublic Group; Chef Executive Officer, Director

Phil Angelastro

Omnicom Group Inc.; Executive Vice President, Chief financial Officer

Ellen Johnson

Interpublic Group; Executive Vice President, Chief financial Officer

PARTICIPANTS:

David Karnovsky

J.P.Morgan; Analyst

Jason Bazinet

Citigroup; Analyst

Steven Cahall

Wells Fargo; Analyst

Julien Roch

Barclays; Analyst

Cameron McVeigh

Morgan Stanley; Analyst

Adrien de Saint Hilaire

Bank of America; Analyst

PRESENTATION:

Operator: Hello, and thank you for standing by. My name is Regina and I will be your conference operator today. At this time, I would like to welcome everyone to the Omnicom Acquisition of Interpublic Conference Call.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. (Operator Instructions).

I would now like to turn the conference over to Greg Lundberg, Investor Relations. Please go ahead.

Gregory Lundberg: Thank you for joining our call today to discuss the combination of Omnicom and Interpublic.

On our websites, omc.com and Interpublic.com you will find the press release and presentation covering the information we’ll review today.

Slide 2 of the presentation shows the participants on today’s call, including: John Wren, Chairman & CEO of Omnicom, Philippe Krakowsky, CEO & Director of Interpublic, Phil Angelastro, EVP & CFO of Omnicom, and Ellen Johnson, EVP and CFO of Interpublic.

Before we start, I would like to remind everyone to read the note on forward-looking statements included at the beginning of the investor presentation and in the press release. Certain of the statements made today may constitute forward-looking statements, and these statements are the present expectations of the companies. Relevant factors that could cause actual results to differ materially are listed in the note on forward-looking statements, and in both companies’ latest annual reports on Form 10-K and subsequent SEC filings.

During the course of today’s call, we will also discuss certain non-GAAP measures. These non-GAAP are not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP by each of Omnicom and Interpublic in their filings with the SEC.

I will now hand the call over to John.

John Wren: Good morning, everyone. And thank you for joining us today on such short notice. We’re excited to announce that Omnicom has entered into a definitive agreement to acquire IPG in an all-stock transaction. This strategic combination creates significant opportunities for growth for our people, our clients and our shareholders. We are excited to welcome Philippe and the entire IPG team to the Omnicom family.

I’ll first discuss the transaction highlights. Omnicom’s acquisition of IPG is structured as a stock-for-stock merger, with IPG shareholders receiving 0.344 Omnicom shares for each IPG share they own. Post-closing, Omnicom and Interpublic shareholders will own 60.6% and 39.4%, respectively, of the combined entity.

The transaction will be accretive to earnings per share for both Omnicom and Interpublic shareholders. We expect to realize $750 million of annual cost synergies, with a majority achievable within 24 months of closing.

We will also expand offerings, creating greater opportunities for growth. Finally, the combined company will generate, over $3 billion in free cash flow, and we will continue Omnicom’s practice for use of cash, dividends, acquisitions and share repurchases.

The transaction has compelling strategic merits. Interpublic and Omnicom have highly complementary assets that will come together to create an unmatched portfolio of services and products that expand the client opportunities for each company on day one.

The two companies also share highly complementary cultures and core values including a foundational belief that the power of ideas are enabled by technology and data. That is just the start of how this combination will drive our growth. We jointly pursued this transaction because we believe it is an opportunity to move faster and innovate more, fueling accelerated growth.

Combining our capabilities, we will create an industry leading identity solutions platform with the most comprehensive understanding of consumer behaviors and transactions, resulting in superior outcomes for our clients. It will also advance our ability to continually innovate and develop new products and services that increase the ROI on marketing spend.

With our significant free cash flow, we can leverage every dollar we invest across a much larger business and client base, allowing us to make internal investments and acquisitions to further drive growth. Together, we will be the premier marketing and sales company for a new era of marketing, strongly positioned to serve our existing clients and win new ones, drive innovation, and deliver long-term value.

The combination will bring together unmatched talent, services and products, and platforms. Omnicom will have the deepest bench of marketing talent, with over 100,000 practitioners. It will have the most complete offerings across media, precision marketing, CRM, data, digital commerce, advertising, healthcare, public relations and branding. These services will be underpinned by Omni, Interact, Acxiom, and Flywheel, a combination that will effectively position the organization to thrive in an AI-driven future.

Before I hand it over to Philippe, I want to talk about the people that make our business run. As we look ahead, it will be more important than ever to have the best people to create solutions that help our clients drive growth.

Each of our two organizations has exceptionally talented people who are recognized every year for their creativity, innovation, and effectiveness. Omnicom will remain committed to being the home of the best talent in the industry and this transaction will create many new opportunities for our teams.

As one company, we will have a unique ability to bring our clients expert talent for their specific needs wherever they are in the world. Overall, we are most excited about the opportunities for growth provided by this combination and the benefits it will provide our people, clients and shareholders.

I now turn it over to Philippe, who will give his perspectives on the strategic growth opportunities of this transaction and talk in more detail about what the transaction means for our technology platform.

Philippe Krakowsky: Thanks, John. I want to echo what you said earlier. We also believe this transaction represents a tremendous strategic opportunity for both organizations. We’re extremely proud of the capabilities we have built across IPG, our exceptional talent pool, and the roster of great clients who we work side by side with every day.

By combining our capabilities with Omnicom’s, we believe we can create a uniquely positioned company with highly complementary assets, platform capabilities and the best expertise across all channels and geographies, which in turn will result in exceptional growth and long-term value creation for shareholders.

As we considered the industry landscape and a range of options for becoming an even more powerful partner to marketers in a world that’s changing at speed, the combination we are announcing today stood out.

Along with the best tools and talent, a comprehensive portfolio that covers the broadest range of marketing and sales activities, and a commitment to invest in data, commerce and AI, our companies also share highly complementary cultures, which will be vital in bringing together our two outstanding organizations.

An area which John and I have spent quite a bit of time discussing in thinking strategically about joining forces is the potential for our combined technology platforms to help us drive better outcomes for clients.

To begin, we know that Omni and Interact, our respective enterprise operating systems, which seamlessly connect clients and agency teams across the entire marketing workflow to enable real-time collaboration, are each industry-leading platforms.

Using expansive behavioral data on consumers, we can help clients build a view of their customer and prospects that informs every stage of the marketing lifecycle. Omnicom has built an extremely powerful platform with Omni and we are excited about the capabilities we have built in Interact. We know there are significant opportunities to combine the best of each.

When Omnicom acquired Flywheel earlier this year, they added a leading real-time transactional data asset, allowing them to measure online sales generated from media campaigns across the full marketing funnel and to inform clients on next best actions across sales and marketing.

As you know, our acquisition of Acxiom brought best-in-class capabilities in identity, analytics, and first party data management into IPG. Those are skill sets which have never been more relevant than in an era of Gen AI and mass personalization.

By integrating Acxiom’s identity graph, Flywheel’s transactional data, and Omni’s and Interact’s behavioral data and operating platforms, all driven by AI, the combined company will be able to create the most comprehensive and detailed view of a client’s consumers, at every step in their engagement journey, with brands across all client categories.

We’ll be able to deliver real-time insights, and support real-time collaboration between our colleagues and clients, to create highly effective and personalized experiences at speed, at scale, and in real time. This core engine of assets will then inform a much larger organization, set of capabilities, and clients, to deliver outstanding marketplace outcomes.

Now, let me pass things back to John.

John Wren: Thank you, Philippe. I’d now turn over to Phil, who will go into more detail on the transaction and I will then be back for some closing remarks.

Phil Angelastro: Thank you John. Good morning, everyone. Let me add my personal welcome to Philippe and Ellen and the entire Interpublic team. We are excited about the strategic benefits of the combination, as well as the financial benefits it will bring.

Together, we expect to generate significant operating cost synergies as well as incremental revenue growth across the many areas John discussed in his remarks. The transaction is structured as an acquisition by Omnicom of Interpublic through an all-stock combination, with the shares owned 60.6% by Omnicom shareholders and 39.4% by Interpublic shareholders. The shares will continue to be traded on the New York Stock Exchange under the symbol OMC.

On a pro forma combined basis, as of December 6, 2024, our equity market capitalization would be approximately $31 billion U.S. dollars. Omnicom’s balance sheet will remain very strong. We are an investment grade credit and intend to remain so. There are no change of control issues in the assumption of Interpublic’s debt by Omnicom.

The transaction is de-leveraging to Omnicom with pro forma combined total debt to LTM EBITDA at September 30, 2024 of 2.1x compared to standalone leverage of 2.5x at September 30, 2024. Both ratios exclude the $750 million bond we retired on November 1, 2024.

To be clear, these leverage ratios exclude run-rate synergies. Our combined maturity schedule is reasonable and manageable. The transaction has been unanimously approved by the Board of Directors of both Omnicom and Interpublic. Closing is conditional upon customary regulatory approvals, shareholder votes of both companies, and other customary approvals. We expect to close in the second half of 2025.

Let’s now turn to Slide 12 for a look at some key numbers on a combined basis for fiscal year 2023. Together, the new Omnicom would generate $25.6 billion in revenue, $3.9 billion in adjusted EBITA, $2.7 billion of net income, and $3.3 billion of free cash flow.

Slide 13 illustrates combined revenue by discipline for 2023 and for the nine months ended September 30, 2024. We have mapped our initial view of Interpublic’s business to the most relevant disciplines in Omnicom’s presentation.

Notable here is that Media & Advertising and Precision Marketing on a combined basis represent a similar portion of our business as today, as does Public Relations, and our combined Healthcare discipline increases a bit as a percentage of the total. Overall, we will have a larger amount of revenue in our faster-growing disciplines, which has long been our investment strategy.

Slide 14 is our revenue by geography for the same two periods. The new Omnicom becomes favorably more weighted to the United States at 57% of revenue compared to 51% previously, with less exposure to both Europe and Asia Pacific. Overall, our geographic footprint remains well diversified across regions.

Slide 15 highlights some of our key financial metrics, some of which I mentioned earlier. For both the 2023 and year-to-date 2024 periods, the level of Omnicom’s adjusted EBITA and free cash flow increases significantly.

Omnicom operates with a higher adjusted EBITA margin relative to Interpublic resulting in a combined 2023 adjusted EBITA margin of 15.1% before synergies, versus 15.6% currently. We expect the incremental growth and cost synergies created from the combination will give us the opportunity to bring this combined margin towards historical Omnicom levels and beyond.

Let’s look at the cost synergy opportunity on Slide 16. We believe that there are $750 million of clearly identified opportunities. In bringing together two large public companies, there will be opportunities to streamline the organization to capture efficiencies.

We also expect to realize savings through the alignment of our complementary businesses across disciplines, which will also provide a platform for realizing new revenue growth opportunities. To clarify, we have not included any revenue growth opportunities in our $750 million synergy amount.

We also expect to achieve savings by eliminating duplicative spend with third party vendors, as well as combining our real estate footprint, leveraging shared service centers and driving automation and off-shoring.

Finally, we expect synergies and efficiencies from leveraging our future technology platform and AI investments across our expanded business and client base. We expect a significant majority of these $750 million in cost synergies to be achieved within 24 months of closing with completion within 36 months. We expect to incur approximately $450 million in one-time cash costs to achieve them.

I’ll conclude my remarks with our Capital Allocation Policy on Slide 17. Throughout Omnicom’s history, we have returned a significant amount of our earnings to shareholders. We expect to continue our consistent approach to capital allocation.

Our combined cash flow of over $3 billion will allow us to continue to pay a substantial dividend, pursue accretive acquisitions and return the balance to shareholders through share buybacks. We plan to maintain Omnicom’s dividend of $0.70 per share in the combined company.

Thank you.

John Wren: Thank you, Phil. And thanks again, everyone, for joining us today and listening to our call. I hope you share our excitement on the future opportunities for growth we are creating by bringing our two companies together.

We’ll now open the call for questions.

QUESTION & ANSWER:

Operator: (Operator Instructions). Our first question comes from the line of David Karnovsky with J.P.Morgan. Please go ahead.

David Karnovsky: Hi. Thanks for the question, and congrats on the deal. John, roughly 10 years ago, you attempted to merge your firm with another hold co. I’m wondering what lessons learned there applied to this deal. What gives you confidence you won’t see some of the same challenges this time around?

And more specifically, how are you planning to address kind of any risks around other agencies looking to use the interim transaction timeline to compete for talent or clients?

John Wren: Certainly. Well, 10 years — 10, 11 years ago, when we entertained the combination with Publicis, I suspect looking at hindsight, the move to consolidate within the industry made a hell of a lot of sense, because if you look at what’s happened to both companies and our performance since then, it did make a lot of sense.

It didn’t come together for lots of reasons. I think Philippe probably touched on part of his comments in that the difference this time around is if you look at Interpublic and you look at Omnicom, you look at the people that make it up, not the leadership, including the leadership. We actually share core values, and we have since the creation of both groups.

Also, I think that there’s quite a number of people in each of the companies that have spent time in the other company over their careers. So, a lot of the cultural, unspoken things that get in the way of doing these things successfully, it was a decade ago, and I can only remember the positive things at this point, but they got in the way.

Philippe and I have been in conversations, and you can chime in, for almost a year now.

Philippe Krakowsky: Yeah, we’ve been talking about this for a bit.

John Wren: Having had that experience and putting myself in the situation where this is only going to be tried twice, and both times by me, it took a lot of time and care, as did Philippe, to make certain that the lessons learned a decade ago are not going to be repeated.

So, I’m very excited about the transaction and what we can do, because a lot of time that I spent 11 years ago is not going to get repeated. So we’re just going to focus on how to make both companies even greater and create better opportunities for our employees and stakeholders.

Your second question was risk of people coming in. For a sizable client, putting their business into review and putting their staff through changing their marketing partner is pretty complex.

So, once you get past the emotion and the bluster of what gets said on a particular day, and people sit down and examine who the best providers of our services are in the industry, I think someone would be hard-pressed to not conclude that the combination of the Interpublic assets with the Omnicom assets and talented people that we have, and the track record.

And our obsession of looking at the future rather than the past, I think it would be short-sighted for a big client to go through changing to a different vendor and discarding either of the two of us, because we have to wait for a regulatory approval in order to get on with this. So could it happen? Yes. Will it happen? Yes. But I think people will be short-sighted in doing that.

Finally, this group is truly forward-looking at this point in every decision that Philippe and I are going to make. And what that means is that we’ll be able to provide the tools, the capabilities, because we have the cash flow to invest either internally or externally to get the resources that we need, to create pretty incredible job opportunities for people entering this business and wanting to succeed in this business.

And so, again, people may choose to change their careers, but I’m not worried about any of our senior people doing that, because I think both cultures, both leaders here, are sensitive to making certain that we provide career opportunities for the best and the brightest in our employees.

I don’t know if you want to add anything there, Philippe.

Philippe Krakowsky: Just thinking, look, if you think about both firms historically, to John’s point, at the senior levels, we tend to have folks who build careers with us, and then anecdotally, we’re obviously less than 24 hours in.

But to the extent that you hear from the two constituencies that you called out, whether it’s conversations with senior clients who see the benefits of this, and definitely conversations with our own leadership, there, at least on our side, is real palpable excitement, because being a part of what is now a platform, essentially a company with exceptional talent and reach and capabilities, and knowing that you can bring those to bear for your client, or that they’re going to give you an opportunity, as John says, to build a more interesting career, there’s a lot of enthusiasm for it inside our organization.

David Karnovsky: Thank you.

Operator: Our next question comes from the line of Jason Bazinet with Citigroup. Please go ahead.

Jason Bazinet: I guess, based on the timing that you guys are talking about for the close, you’re not anticipating a protracted regulatory review process. And I was just wondering, do you mind just, because I know investors are just going to look at the top five holding companies and look at the market share and say, oh, there’s big regulatory risks here.

Do you mind just sort of, in qualitative terms, just unpacking why you might think the risks might be lower than what the knee-jerk reaction is going to be in terms of the regulators blocking this?

John Wren: Well, along the path of the last year, we both took very serious legal advice from two outstanding legal firms, and you can never tell what regulators are going to do, but we are pretty confident that this is not going to create any regulatory issues as we go through and do what file — we are filing or through the processes we have to. We’re a component in the marketing mix.

The world isn’t divided into four companies. You have things like Google, Facebook, Amazon, many other people who are participating at one level or another and servicing people’s marketing needs. This move allows us to take control of our own future rather than wait for technology to impact it in ways that you can’t anticipate today.

And also, there’s reason to believe that the change in administration and the attitude towards business will, at least in Washington, D.C. and the U.S., will make it more friendly to business, especially when you have the compelling story that we have.

But it’s an unknown. We’ll wait and see. But I think somebody referenced 10 years ago, and I think probably eight or nine months into that process, going back in history, China was holding up the Publicis, Omnicom merger, and I think on a first quarter call, I forget which year it was, China was dragging this out and dragging it out.

I think I was asked by an analyst, what’s Omnicom’s Plan B, and I said at that time there wasn’t a Plan B. In this case, there is a plan B and C. So the both of us, we have prepared for those contingencies and we’re prepared to do whatever we have to do to meet regulatory, to get regulatory approval, we’re certainly prepared to take, if we’re required to act on that on parts of our portfolio, we would do that.

But we’re not anticipating it at this point.

Jason Bazinet: That’s super helpful.

Operator: Thank you. Our next question comes from the line of Steven Cahall with Wells Fargo. Please go ahead.

Steven Cahall: Thank you. Good morning. So you talked about the incremental revenue growth opportunities and the combined capabilities. I’d also imagine that you’ve had to identify some areas of client conflict. I think that’s something that’s come up in the past as well.

So I was just wondering if you could size for us maybe how you think about the incremental revenue growth, but also anything we need to think about in terms of the potential implications of client conflict and how you’ll be able to go about dealing with that post the merger.

And then, John, you’ve come through a year with a lot of share gains, a lot of successful integration of Flywheel. You seem to be on the front foot. Why is now the right time to do this deal? You’re issuing a lot of shares. You’re paying a premium for your competitor. So, I just wanted to know, how we think about this as being offensive versus defensive. Thank you.

John Wren: Okay. I’ve forgotten the first part of the question. Client conflict. Client conflict, watch what I say. I may regret it, but it’s really not the same issue that it was in the 80s and the 90s and the early 2000s. Clients have gotten far more sophisticated.

I’m just curious, can you hear me? Because we are getting —

Steven Cahall: I can hear you. Yes.

John Wren: Okay. We were getting feedback static in the room, so I was just concerned. So client conflicts are really not the issue they were in the past. Both — if you look through any of the portfolios of any of us, you’re going to find what somebody who’s — if an outsider were to look at it, they’d say, isn’t that a conflict and doesn’t it create issues for you?

These issues have been solved through various means and different solutions provided by every one of the companies. So, I’m not aware or threatened by any conflict as a result of us announcing that we’re joining forces here. Are there clients that we have to sit in the coming weeks and months and assure them that we still love them quite as much as we did prior to this morning? Yes. But clients are what drives us every morning when we wake up. So I’m not expecting anything.

I don’t know, Philippe, if you have a point of view on that.

Philippe Krakowsky: No, I mean, I agree with John. It’s a very different business. So when you talk about what was 10 years ago or took a look at what you wrote this morning, I know that you tried to size it, the addressable universe for us, the nature of what we do for clients is much broader. It’s much more core to their business when you think about, you know say, what a Flywheel does or what an Axiom allows us to do and how close we get to kind of client data, what’s going on at the commercial, the commerce side of things.

And so I think that the nature of the partnerships has evolved. And to John’s point, you clearly need to give people comfort if, for whatever reason, it’s something that they bring up with you. But it’s clearly not the kind of issue it would have been five, 10 years ago, definitely a decade ago.

John Wren: And the second part of your question, do you want to remind me? You had two questions?

Steven Cahall: Yeah, thanks. Just about the timing here, because John, it seemed like you all had, really had a lot of momentum. So I was just thinking about how you thought about your organic momentum versus this opportunity to do something obviously very strategic, very long-term, but with some financial implications and integration risk and all those other things. So kind of why now is the right time for this deal.

John Wren: Okay. Yeah, yes, and we did have a good ‘20 — we’re having a good ‘24. When, again, as I mentioned earlier, Philippe and I have been talking for almost a year now. When you look at the portfolio of assets that Interpublic has, you look at the portfolio of assets that Omnicom has, you look at our diversity, geographic diversity, you look at where the talent is, our companies complement each other quite a bit.

First, from a geographic point of view, it brings further strength in Latin America and Asia to us, probably in Europe to IPG. In the overall, it increases our exposure to North America, especially the Americas, which in this environment, political environment, globally, I think all those are very positive things.

When you look at the investments that they’ve made in Axiom and some of the other moves that they’ve made, similar in some ways to ours, but different, very much different in some ways to ours, the combination of all of our efforts from building platforms to Omni to Flywheel to all that data, and then what the discipline that Axiom has had and the client base and the long history and loyalty of its clients, together, we’ll be able to monetize that asset in many ways that, over a broader client base, then either company or an individual company would have difficulty in doing.

We also bring together an incredible, incredible group of people throughout the world who are recognized annually, no matter what company they work for, of being the best and most talented people in the business. All of that, once you get behind the curtain, it makes an incredible amount of sense, and I’m sure I’m not doing justice to it in answering your question.

The other thing that it does is in the environment that we live in, Generative AI, with creating tools for dynamic content creation and all of that, which we’re fairly — we’re very advanced on and keeping pace with new discoveries that are being made in Generative AI. Every company in our business needs to make investments in order to stay at the cutting edge of that.

So as we join forces, those platforms have to be enhanced, built, kept on the bleeding and cutting edge of where technology is going to take us for the benefit of our clients. But if Interpublic is three-quarters our size, whereas yesterday I had $1 to invest in those efforts, now I have $1.67 to invest in those efforts.

So, it should make me more agile. It should make me take greater investment risks in testing new technologies and platforms as they come out, all for the benefit of providing better information, more accurate information, so our real knowledge workers in whatever craft they lie in, are going to have the best tools to service those clients and get to the required KPIs that the client is looking to achieve.

Philippe Krakowsky: I mean, I would definitely — a lot of what John was talking about, particularly towards the end, really, really resonates for me. So, the complementarity of the offerings as we talked about where the fit is geographically, what the Flywheel plus Axiom combination unlocks in terms of how much more we can solve for clients and how much more we can do for clients.

But there’s also other areas of the business that you’ve heard us both speak to that are higher growth areas of the business. Experiential, we’re strong, and it happens that we also have very, very good fit geographically in terms of healthcare marketing. We both have outstanding capabilities, and again, there we think that together there will be even more that we can do for clients.

But ultimately, the comment there about, everywhere we look at our industry technologies becoming involved to a greater degree, in all of the areas that you hear us talk about as growth drivers; in commerce, in media, in production. And so, the ability to come together and make those investments and then have them ultimately pay out across a bigger footprint and just have the ability to, in essence, invest, to innovate at a higher rate given kind of direction of travel for the world at large puts us in a stronger position, and that’s a good place to be.

Operator: Our next question comes from the line of Julien Roch with Barclays. Please go ahead.

Julien Roch: Yes, good morning, everybody. Congratulations for becoming Le Grand Chien, as we say in French. Two questions on timing. The first one is, why so long in terms of closing second half of ‘25? I would assume you can call a shareholder vote pretty soon. And regulatory approval, I would expect only Phase 1. So, if you could kind of explain why you think it’s going to take so long, I would think you’re thinking that some geography will go to Phase 2. So, maybe a bit more fleshing out of the timing of the closing and in the best case scenario, how early could it be? That’s my first question.

The second one is on the 750 of synergies. You said achievable within 24 months, but if the closing is only the second half of ‘25, it looks like you’re not going to get a lot of synergies in 25. So, can you tell us kind of how much of the 750 do you expect in ‘25, ‘26, and ‘27? i.e., When do we get 100% of the 750?

And lastly, still on the 750 of synergies, that’s 25% of the combined SG&A expenses, which is a lot. So, can you flesh out those synergies between personnel and SG&A? Thank you very much.

Philippe Krakowsky: I’m going to start with just a funny thing. On one of our calls, you told me about how Americans can’t have champagne. So, Le Grand Chien is The Big Dog. I would say it’s nice to become Le Grand Chien, which is the plural, because I think traveling in packs helps. And I think what we’re talking about here, as we said earlier, is that the team that we can assemble, just the caliber of talent and the breadth of talent, and then the platforms part of the business as John called out earlier, and then the ability to invest in innovation so that we can lead clients. So, I think again, we’re definitely excited, but I’m going to go with a plural of what you called us.

Julien Roch: Fair enough.

John Wren: I’ll try to technically answer, and then I’ll open it up to Ellen or Phil to correct what I was about to say, if I’m doing it incorrectly. We’re not in control of the regulatory process. So what has to happen is, and it’s probably quicker in a place like France than it is in the United States, we have to file a joint proxy, which should probably get done just in the beginning of the year. Get it approved by the SEC. They can either review it, ask us questions, or they can just approve it, but we’re not in control of that situation.

After that, I believe we can schedule the shareholder vote that you discussed, and it’s in both of our interests to get this done as quickly as we possibly can. Then what happens is, there are probably an excess of 15, 16, 17 jurisdictions around the world, the most important ones obviously being the U.S. and the EU that have to approve the transaction.

And we’re hoping — we have the best legal teams money can buy, focused on this issue, and we’ll go through that process. But we’re not in control of that timeline. We are subject to the regulators and how quickly they are going to respond to this.

The other thing that under U.S. law can’t happen is, I mean, sitting here today, if we didn’t have regulators, we could probably move very, very quickly towards getting these synergies in place. The way that the rules work is we can’t take any of those actions. We can plan all we want, but we can’t take any of those actions prior to receiving regulatory approval.

So, we’re going to move as quickly as we can. You can rest assured we certainly will know day one what we want the structure of the organization to be. I don’t think we’re harmed in many ways by being prevented from acting too quickly, because it’s just going to lead to further understanding by both Philippe and myself of some of the finer points that we’ll be looking to achieve in the synergies.

The synergies in this case compared to, and I’ve seen references in some analysts’ early notes about synergies 10 years ago, $500 million with Publicis, those — that $500 million back then was going to be difficult to achieve.

This $750 million, this time around, is a lot simpler to achieve, because the prior transaction had multiple exchanges around the world where our shares were going to be traded. In this case, you have two U.S. public companies. You have a trend on back office. We both, probably a little slower than maybe some others, but have made a great deal of progress in terms of taking action already on our overheads and getting the value of our size, and we’re both like-minded in the direction of travel that that’s going.

So, the $750 million synergies which are in the document, I’m extremely comfortable about us able to achieving those things, simply through the elimination or choosing a single path, which is all that’s required, so.

Phil Angelastro: Just a couple of other thoughts, Julien, on timing and your question. So from a timing perspective, that is one of the unknowns in terms of transaction, as John said. So if we get through the regulatory process more quickly, we’ll be prepared to start down a path of joining companies and becoming more and more quickly, certainly.

The first, I’ll say, annual period, first 12 months, we do expect the transaction to be accretive to both sets of shareholders, no question, and the synergies are certainly part of that. But we’re going to do a number of things.

There are opportunities to streamline the organization, align our complementary businesses across our complementary disciplines, but there’s a number of areas that we’ve identified together for opportunities to pursue when it comes to these synergies. And some of them certainly relate to other things like duplicative spend with third-party vendors, our real-estate footprint, further consolidation. Given these two groups are coming together, there will be opportunities there that we’ve thought quite a bit about already.

And leveraging the technology platform and AI investments, as both John and Philippe have mentioned, is certainly both going to provide some opportunities to be more efficient together, as well as continue to invest in the technology that will continue to rapidly change at just a different level.

Rather than having to make two independent decisions, two independent sets of investments, we’ll have a much more efficient and effective position to make the investments we need to continue to make, and be able to take advantage of the power of both of us coming together to be one.

So, we expect to achieve some synergistic efficiencies from all those things. And we’ve spent quite a bit of time preparing for that, but we’re also going to spend more time, certainly between now and the closing, so that we hit the ground running.

John Wren: And, Julien, I’ll speak for myself, and Philippe will then follow-up. In the last year as we’ve been having these conversations, I don’t think the core synergies ever really came up in any of our conversations of any importance, because we know that we can achieve those.

What attracted me to this transaction are the capabilities of how we can improve the services to our clients to service their needs and to grow our revenue. So, I’m approaching this this morning looking at the revenue possibilities. We both, day one, have skills and capabilities which could improve the portfolio with our existing client base. And with the rapid pace of change that’s going on, the investments we’re already making, by the time we get through this period and we get the synergies as we’ve laid them out, which I think is conservative, we’ll be onto yet new, unspoken of this morning, ways to service clients and servicing whatever their requirements are.

Philippe Krakowsky: The impetus on our side was always strategic. So the conversations John and I started having, which were about a year ago to his point, the idea was, where’s the industry moving to? How can we drive growth? How can we bring clients a portfolio that is the most comprehensive, whether you are thinking about that from a capability point of view or from a delivery geography point of view.

And obviously, when you’re going to take these two very sizable organizations and then start thinking about some of what Phil was talking about, there clearly will be a meaningful benefit. But it was never a driver of what led the conversations to move forward or what really, as you hear from us this morning, excites us about this.

Julien Roch: Okay. Very clear. Thank you very much.

John Wren: Okay Julien.

Operator: Our next question comes from the line of Cameron McVeigh with Morgan Stanley Please go ahead.

Cameron McVeigh: Hi. Thanks. Just to follow up on a previous question, when you think about incremental revenue growth opportunities, where are you most excited and where do you expect to see the largest impact going forward? Thanks.

John Wren: I can tell you where the most immediate impact will come from, and it’s significant. But I think things that are in beta right now are going to affect us and create growth in the future. But you’ve heard Philippe talk about the things that they are working on, like principal media buying. That’s something that, from a very transparent and ethical point of view, we’ve perfected, we’ve tested.

Those are all capabilities, skills, processes, and everything else that we can absolutely lend to IPG’s client base that they haven’t been able, or they are in the process of doing more and more with, but not to the extent of the others in the competitive set.

On the other side of the equation, you’ve seen people write notes questioning not our technical capabilities or abilities to do anything without owning a first-party owner of data and all the implications of that. People from afar have been, I think, impressed with the performance of Publicis and what they’ve been able to do with Epsilon.

We certainly will be able to do that and more by the combination of IPG’s assets with our assets. And that takes that question, if there ever was one, off the table as we bring this together, so. And then, as I go through the organization, which I won’t bore you with, there’s an awful lot of other capabilities, which are never pronounced in these calls, but we’ll be able to leverage.

We have great representation in being able to serve as Adobe clients and all the rest of it in our CRM practice. We have a hole at Omnicom on the Salesforce side. They have that. I mean, I could get into minutiae here, but we probably don’t have time before the market opens. So, when you get into the guts of what’s in each other’s portfolios, it is quite extraordinary. It is quite extraordinary.

And we didn’t focus on it in our comps this morning, but when you look at the depth and breadth that both organizations bring, not to healthcare advertising, but to the practice of marketing of healthcare, there is no one that can even come close to servicing every aspect of what a pharmaceutical or an ethical pharmaceutical company wants to do than the combination of the assets that we have plus the assets that they have, and they very much complement each other.

So, if I was a pharmaceutical company especially, I’d pause and look at what the client portfolio of this company will have in six or nine months whenever approved from a regulatory point of view. So, you’ll see in the fullness of time the extraordinary depth of both companies.

Philippe Krakowsky: Yeah, I mean, I would touch on all the same. I think that the offering on the healthcare side that we can put together is going to be extremely compelling, which is not to say that our current independent offerings are not very, very strong.

I think that you’ve heard us talk about the degree to which proprietary trading principle buying has been an area which in relatively recent, say 18-month time has become very important to clients. And so, this meaningfully accelerates and elevates our ability to deliver that, so we can take the terrific media product and now with a partner move along that track with much more certainty, knowing that it’s with a partner that does it very, very well.

To John’s point, in that area where you are now being looked on by clients to deliver sort of a holistic solution that has both, a tech component and a data component and a media component, what we believe we can put together is going to be very, very, it’s going to be exceptional.

And then I guess last for us, Flywheel, when you think about cross-sell and all of the ways and all the places in which in our world that capability and that data set will be very, very useful when combined with what we already do in media or in precision. So all of those are areas of meaningful opportunity we think.

Cameron McVeigh: All right. Thank you.

Operator: Our final question comes from the line of Adrien de Saint Hilaire with Bank of America. Please go ahead.

Adrien de Saint Hilaire: Yeah, thank you very much. I just had a couple of questions, please. Will the IPG agencies be folded into the Omnicom structure? So for example, will McCann be part of Omnicom Advertising Group and WHEN be part of Omnicom Media Group or will they operate standalone?

And then you both have been saying that you’ve been in conversation for a year. Perhaps I was curious, like what was the trigger for the start of the conversation and perhaps what was the trigger to actually conclude either deal? Was it maybe elections or changes in the industry? Just interested in your color there. Thank you.

John Wren: Sure. There have been no immediate decisions made whatsoever in terms of how the portfolio assets of both companies are going to function post-regulatory approval. What we will do is in the intervening period, we’ll have conversations about what’s best first for clients and our people in terms of the way that we’ll approach this. And we’ll make appropriate decisions based upon what’s going to lead to greater growth and greater career opportunities for our best and talented people and how are we going to track the next level or generation of people.

So the structure I wouldn’t get too hung up about. And any employee listening to this, if you are associated with any revenue stream at all, you are gold, don’t worry about it. We will accommodate and fix whatever it is we have to fix. So that’s not a pressing issue nor should be a concern of anyone. I don’t know if you want to...

Philippe Krakowsky: No, I mean look, as John says, I mean, this is not a — collapsing brands is not a winning long-term strategy here, right. And so the compelling logic for us was strategic throughout in the conversations as they took place.

Sort of unpacked all the things we’ve shared with you this morning about how good a fit we have found and how much we see that can come together where the benefits accrue to clients, the kinds of solutions we can take to them, how we can help them grow. And then as you said, there’s clearly opportunity in there for all of our colleagues.

Adrien de Saint Hilaire: Great.

Operator: And that will conclude today’s call. Thank you all for joining. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Omnicom’s and IPG’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Omnicom and IPG, including future financial and operating results, Omnicom’s and IPG’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Omnicom and IPG stockholder approvals; the risk that Omnicom or IPG may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Omnicom’s or IPG’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; losses on media purchases and production costs; reductions in spending from Omnicom or IPG clients, a slowdown in payments by such clients, or a deterioration or disruption in the credit markets; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; unanticipated changes related to competitive factors in the advertising, marketing, and corporate communications industries; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; reliance on information technology systems and risks related to cybersecurity incidents; risks and challenges presented by utilizing artificial intelligence technologies and related partnerships; changes in legislation or governmental regulations; risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; risks related to international operations; risks related to environmental, social, and governance goals and initiatives; and other risks inherent in Omnicom’s and IPG’s businesses.

All such factors are difficult to predict, are beyond Omnicom’s and IPG’s control, and are subject to additional risks and uncertainties, including those detailed in Omnicom’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx and on the SEC’s website at http://www.sec.gov, and those detailed in IPG’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Omnicom nor IPG undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Omnicom and IPG intend to file a joint proxy statement with the SEC and Omnicom intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Omnicom and IPG and that will also constitute a prospectus of Omnicom. Each of Omnicom and IPG may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Omnicom or IPG may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Omnicom and IPG. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, IPG AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Omnicom, IPG and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary.

PARTICIPANTS IN THE SOLICITATION

Omnicom, IPG and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s annual report on Form 10-K for the year ended December 31, 2023, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Omnicom’s directors and executive officers with the SEC. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s annual report on Form 10-K for the year ended December 31, 2023, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by IPG’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Omnicom or IPG using the sources indicated above.